

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 19, 2017

Vincent Lok
Executive Vice President and Chief Financial Officer
Teekay Corporation
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton HM 08, Bermuda

> **Re: Teekay Corporation**
> **Registration Statement on Form F-3**
> **Filed November 29, 2017**
> **File No. 333-221806**

Dear Mr. Lok:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Based on your description of the shareholder rights plan on page 9, holders of your common stock receive purchase rights. Please revise the prospectus to register the offering of the rights. For guidance, refer to Question 116.16 of the Securities Act Forms Compliance and Disclosure Interpretations. In addition, please have counsel revise the legality opinion to include the rights.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: David Matheson, Esq.
        Perkins Coie